UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.   1       )*
                                          ----------

                      Planet Hollywood International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0007270251
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                         Alphonso A. Christian, II, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5696
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 23, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 0007270251                              Page _______ of ________ Pages
          ------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Kingdom of Saudi Arabia
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

      NUMBER OF                        12,857,000 shares
       SHARES                    -----------------------------------------------
    BENEFICIALLY                 8     SHARED VOTING POWER
      OWNED BY
        EACH                           None
     REPORTING                   -----------------------------------------------
       PERSON                    9     SOLE DISPOSITIVE POWER
        WITH
                                       12,857,000 shares
                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,857,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.83%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 0007270251                              Page _______ of ________ Pages
          ------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kingdom Planet Hollywood, Ltd.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

      NUMBER OF                        12,857,000 shares
       SHARES                    -----------------------------------------------
    BENEFICIALLY                 8     SHARED VOTING POWER
      OWNED BY
        EACH                           None
     REPORTING                   -----------------------------------------------
       PERSON                    9     SOLE DISPOSITIVE POWER
        WITH
                                       12,857,000 shares
                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,857,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.83%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 1 amends the Schedule 13D filed on September 3, 1999 by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH") and Kingdom Planet Hollywood, Ltd. ("KPH") relating to the Class A common stock, par value $.01 per share (the "Class A Common Stock") of Planet Hollywood International, Inc. (the "Company"). Capitalized terms used herein without definition have the meaning set forth in the prior Schedule 13D report.

Item 4.           Purpose of Transaction

                  Item 4 is supplemented as follows:

                  As previously disclosed, HRH and KPH acquired the Class A Common Stock for investment purposes and that depending upon market conditions and other factors, in the future HRH and KPH may, among other things, dispose of all or a portion of the Class A Common Stock. HRH and KPH have determined to sell, from time to time and depending upon market conditions, a substantial portion of the shares of Class A Common Stock currently beneficially owned. The exact number of shares to be sold will depend upon a number of factors, including market conditions.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended as follows:

                  Since the filing of the initial Schedule 13D report, HRH and KPH have sold in the over the counter market an aggregate of 3,442,237 shares of Class A Common Stock for an aggregate sales price of $422,905.88 in the following transactions:

                              [TABLE ON NEXT PAGE]

             ------------------- ---------------------------- ---------------- -----------------------
                 Trade Date           Number of Shares             Price           Sales Proceeds
             ------------------- ---------------------------- ---------------- -----------------------
                 08-Nov-99                            25,000      0.2200                 $   5,500.00
             ------------------- ---------------------------- ---------------- -----------------------
                 09-Nov-99                           195,000      0.1799                    35,080.50
             ------------------- ---------------------------- ---------------- -----------------------
                 10-Nov-99                           100,000      0.1833                    18,330.00
             ------------------- ---------------------------- ---------------- -----------------------
                 11-Nov-99                            55,000      0.1900                    10,450.00
             ------------------- ---------------------------- ---------------- -----------------------
                 12-Nov-99                           100,000      0.1772                    17,720.00
             ------------------- ---------------------------- ---------------- -----------------------
                 15-Nov-99                            65,000      0.1585                    10,302.50
             ------------------- ---------------------------- ---------------- -----------------------
                 17-Nov-99                           100,000      0.1474                    14,735.00
             ------------------- ---------------------------- ---------------- -----------------------
                 18-Nov-99                            45,000      0.1422                     6,399.00
             ------------------- ---------------------------- ---------------- -----------------------
                 19-Nov-99                           227,237      0.1168                    26,541.28
             ------------------- ---------------------------- ---------------- -----------------------
                 22-Nov-99                           270,000      0.1325                    35,775.00
             ------------------- ---------------------------- ---------------- -----------------------
                 23-Nov-99                           280,000      0.1315                    36,820.00
             ------------------- ---------------------------- ---------------- -----------------------
                 24-Nov-99                           433,000      0.1189                    51,483.70
             ------------------- ---------------------------- ---------------- -----------------------
                 26-Nov-99                           167,000      0.1172                    19,572.40
             ------------------- ---------------------------- ---------------- -----------------------
                 29-Nov-99                           370,000      0.1105                    40,885.00
             ------------------- ---------------------------- ---------------- -----------------------
                 30-Nov-99                           295,000      0.1023                    30,178.50
             ------------------- ---------------------------- ---------------- -----------------------
                  1-Dec-99                           305,000      0.0950                    28,975.00
             ------------------- ---------------------------- ---------------- -----------------------
                  2-Dec-99                           140,000      0.0870                    12,180.00
             ------------------- ---------------------------- ---------------- -----------------------
                  3-Dec-99                           270,000      0.0814                    21,978.00
             ------------------- ---------------------------- ---------------- -----------------------
                                                   3,442,237                             $ 442,905.88
             ------------------- ---------------------------- ---------------- -----------------------


                  As a result of these sales, as of December 3, 1999, HRH and KPH beneficially own an aggregate of 12,857,000 shares of Class A Common Stock which represents approximately 12.83% of the Company's Class A Common Stock outstanding as reported in the Company's Form 10-Q for the fiscal quarter ended September 26, 1999.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and correct.




December 6, 1999      /s/ H.R.H. Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
----------------      ----------------------------------------------------------
      Date                           H.R.H. Prince Alwaleed Bin Talal
                                         Bin Abdulaziz Al Saud


                                    KINGDOM PLANET HOLLYWOOD, LTD.



December 6, 1999   By:/s/ H.R.H. Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
----------------      ----------------------------------------------------------
         Date             Name:     H.R.H. Prince Alwaleed Bin Talal
                                    Bin Abdulaziz Al Saud
                          Title:    President